EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollar amounts in thousands)	2007	2006	2007	2006
Pretax income from continuing operations before adjustment for minority interest or income from unconsolidated subsidiaries	$23,163	$13,976	$49,669	$41,557
Add:
Fixed charges	8,308	4,275	21,044	12,509

Adjusted pretax income	$31,471	$18,251	$70,713	$54,066

Fixed charges:
Interest expense	$7,474	$3,802	$18,837	$11,055
Estimate of interest within rental expense	834	473	2,207	1,454

Total fixed charges	$8,308	$4,275	$21,044	$12,509

Ratio of earnings to fixed charges	3.8	4.3	3.4	4.3